Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

EPIQ SYSTEMS, INC.

(In Thousands, except for Ratio)

	2012	2011	2010	2009	2008
Earnings
Net income	$22,427	$12,080	$13,929	$14,595	$13,836
Income tax expense	12,979	8,827	12,641	12,266	10,507
Fixed charges	13,089	9,651	5,335	4,023	3,505
Earnings available for fixed charges	48,495	30,558	31,905	30,884	27,848

Fixed Charges
Interest expense (1)	8,767	5,204	1,537	1,160	1,331
Interest capitalized	(220)	—	—	—	—
Amortization of deferred loan charges	716	640	393	314	426
Estimated interest expense in leases	3,826	3,807	3,405	2,549	1,748
Total fixed charges	$13,089	$9,651	$5,335	$4,023	$3,505

Ratio of Earnings to Fixed Charges	3.7	3.2	6.0	7.7	7.9

(1) Interest expense excludes interest related to uncertain tax positions which is included in income tax expense shown above.  Interest expense also excludes amortization of deferred loan charges and capitalized interest on assets under construction (which are each shown separately in the table above).